

Mail Stop 4720

January 29, 2016

Via E-mail
Michael Davis Lawyer
Chief Executive Officer, Chief Financial Officer and Director
Aquarius Cannabis Inc.
515 South Flower Street
36<sup>th</sup> Floor
Los Angeles, CA 90071

>        **Re:    Aquarius Cannabis Inc.**
>        **Amendment No. 4 to Registration Statement on Form S-1**
>        **Filed January 15, 2016**
>        **File No. 333-200932**

Dear Mr. Lawyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 37

1.  It appears that the consulting agreement, as entered into in December 2015 and described on page 29, contemplates that Michael Asch may serve as Chairman of the Board of Directors and/or acting Chief Financial Officer over the next year. Please revise your disclosure to include all information required under Item 401 of Regulation S-K in light of Mr. Asch's new position(s) with the Company.

Executive Compensation, page 39

2. Item 402 of Regulation S-K requires that your disclosure include compensation information for your named executive officers and directors as of the last completed fiscal year.  Accordingly, please revise your disclosure to provide the executive compensation information required under Item 402 with respect to your named executive officers and directors as of the fiscal year ended December 31, 2015.  We refer you to Question 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations with respect to Regulation S-K.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Bryan J. Pitko *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:      Gregg E. Jaclin, Esq.
         Szaferman, Lakind, Blumstein & Blader, PC
         101 Grovers Mill Road, Suite 200
         Lawrenceville, NJ 08648